December 19, 2019

Brian Mitts
President
NexPoint Real Estate Finance, Inc.
300 Crescent Court
Suite 700
Dallas, Texas 75201

       Re: NexPoint Real Estate Finance, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-11 Submitted November 26, 2019
           CIK No. 0001786248

Dear Mr. Mitts:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-11

Use of Proceeds, page 81

1. We note you have included a summary of investments expected to be acquired with the proceeds of this offering. Please tell us how you have considered the need to provide this information throughout your filing where you have provided similar information for your initial portfolio. In addition, please tell us how you determined that you would not need to include adjustments in your pro forma financial statements to reflect the acquisition of these investments.
 Brian Mitts
FirstNameReal Estate Finance, Inc.
NexPoint LastNameBrian Mitts
December NameNexPoint Real Estate Finance, Inc.
Comapany19, 2019
Page 2
December 19, 2019 Page 2
FirstName LastName
Selected Historical and Pro Forma Financial and Operating Data, page 84

2. Please revise your operating data table on page 85 to include all financial statement line items included in your unaudited pro forma consolidated statements of operations.
Unaudited Pro Forma Consolidated Financial Statement Information
2. Formation Transaction and Initial Public Offering, page F-11

3. We have considered your response in your letter dated October 22, 2019 to our prior comment 15 from our letter dated October 10, 2019. We are unable to agree that your pro forma balance sheet presentation, which gives effect to the initial portfolio acquisition as though it occurred on January 1, 2018, is appropriate. Please revise your presentation to reflect the initial portfolio acquisition as though it was consummated at the end of the most recent period in accordance with Rule 11-02(b)(6) of Regulation
S-X.
General

4. We note your revisions in response to prior comment 8 from our letter dated November
         14, 2019 that the Highland Capital Management, L.P. bankruptcy "stems from a potential judgment being sought against Highland." We further note your sponsor is affiliated through common control with Highland as a result of the general partners of each of your sponsor and Highland being wholly owned by Mr. Dondero, who will be your President and a director upon completion of this offering. Please revise your disclosure to more specifically describe the bankruptcy, including the potential judgment and any underlying claims, and your commercial relationship with Highland, including clarifying how
         Highland's business and operations are separate from you.
5. We note your response to prior comment 22 from our letter dated October 10, 2019, and we continue to monitor your disclosure. As you have not identified any mortgage-related assets to acquire with a significant portion of the net proceeds of the offering and you intend to operate in a manner that will allow you to qualify as a real estate investment trust, your offering appears to constitute a "blind pool" offering. Accordingly, please tell us how you considered the applicability of Industry Guide 5, or revise to provide the disclosure required by Industry Guide 5. See Securities Act Release 33-6900 (June 17,
         1991).
 Brian Mitts
NexPoint Real Estate Finance, Inc.
December 19, 2019
Page 3

       You may contact Isaac Esquivel at 202-551-3395 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at 202-551-3673 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian Mitts
                                                          Division of
Corporation Finance
Comapany NameNexPoint Real Estate Finance, Inc.
                                                          Office of Real Estate
& Construction
December 19, 2019 Page 3
cc:       Charlie Haag
FirstName LastName